Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

June 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar and Christine Dietz

Re:	Procore Technologies, Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 26, 2024

Comment Letter Dated June 12, 2024

File No. 001-40396

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated June 12, 2024, from the staff of the Securities and Exchange Commission regarding the above captioned filing of Procore Technologies, Inc. (the “Company”).

Pursuant to our discussion with Ms. Dietz on June 24, 2024, the Company respectfully requests an extension to respond to the Comment Letter by no later than July 12, 2024.

Please contact me at (415) 693-2031 or Jon Avina of Cooley LLP at (650) 843-5307 with any questions or comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Uyen Nguyen, Procore Technologies, Inc.

Jon Avina, Cooley LLP

Logan Tiari, Cooley LLP